SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 27, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on April 27, 2012 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/sehk/2012/0427/LTN20120427746.pdf with respect to the proposed amendment to the Articles of Association of the Company;

http://www.hkexnews.hk/listedco/listconews/sehk/2012/0427/LTN20120427767.pdf with respect to the supplemental notice of the annual general meeting;

http://www.hkexnews.hk/listedco/listconews/sehk/2012/0427/LTN20120427784.pdf with respect to the second form of proxy for the annual general meeting;

http://www.hkexnews.hk/listedco/listconews/sehk/2012/0427/LTN20120427794.pdf with respect to a notification letter; and

http://www.hkexnews.hk/listedco/listconews/sehk/2012/0427/LTN20120427806.pdf with respect to the “Announcement of the Board of Directors of China Southern Airlines Company Limited” that the Company had published on the Shanghai Stock Exchange.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: April 27, 2012

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION

The board (the "**Board**") of directors (the "**Directors**") of the China Southern Airlines Company Limited Company (the "**Company**") received the motion regarding the proposed amendment to Articles of Association made by China Southern Air Holding Company ("**CSAHC**"), a controlling shareholder of the Company, for additional proposal to be submitted to the annual general meeting of the Company (the "**AGM**") to be held on Thursday, 31 May 2012 at 9:30 a.m. for approval by the shareholders of the Company.

Pursuant to Article 176 of the Articles of Association of the Company (the "**Articles of Association**"), the Board held the extraordinary meeting on 27 April 2012 and passed unanimously by means of correspondence and written resolution to approve the additional proposal to be submitted to the AGM for review. The format and procedure for the proposed submission of additional resolution were in compliance with the provisions of the Company Law and the Articles of Association.

The following article is proposed to be amended:

Original: "Article 16: For the purpose of the Articles of Association, other senior administrative officers of the Company refer to the vice president, chief financial officer, board secretary, general economist, chief engineer, chief pilot, general legal counsel and chief information officer."

To be amended as: "Article 16: For the purpose of the Articles of Association, other senior management of the Company refer to the Executive Vice President, Chief Financial Officer, Chief Pilot, COO Flight Safety, Chief Information Officer, Chief Economist, Chief Legal Adviser, Chief Engineer, COO Flight Operations, Company Secretary and other senior management appointed by the Board."

The proposed amendments to the Articles of Association is subject to the approval of the shareholders at the AGM and will become effective after registration with the relevant government authorities in the PRC.

1

A supplemental notice of AGM containing, inter alia, further details of the proposed amendments to the Articles of Association will be despatched to the shareholders as soon as possible.

Guangzhou, the People's Republic of China

27 April 2012

2

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the Notice of Annual General Meeting dated 13 April 2012 of China Southern Airlines Company Limited (the "**Company**"). The annual general meeting of the Company (the "**AGM**") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Thursday, 31 May 2012 at 9:30 a.m..

The board of directors (the "**Directors**") of the Company (the "**Board**") received the motion made by China Southern Air Holding Company ("**CSAHC**"), a controlling shareholder of the Company, for additional proposal to be submitted to the AGM for approval by the shareholders of the Company. All members of the Board took part in the review. After careful deliberation and discussion, the Board resolved unanimously to approve the additional proposal to be submitted to the AGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law and the Articles of Association of the Company (the "**Articles of Association**").

SUPPLEMENTAL NOTICE is hereby given that the AGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolution as a special resolution, in addition to the resolution as set out in the Notice of Annual General Meeting dated 13 April 2012:

SPECIAL RESOLUTION

To consider and, if thought fit, approve the following resolution as special resolution:

10. "**THAT** the following amendments to the Articles of Association be and are hereby approved;

    Original: "Article 16: For the purpose of the Articles of Association, other senior administrative officers of the Company refer to the vice president, chief financial officer, board secretary, general economist, chief engineer, chief pilot, general legal counsel and chief information officer."

1

To be amended as: "Article 16: For the purpose of the Articles of Association, other senior management of the Company refer to the Executive Vice President, Chief Financial Officer, Chief Pilot, COO Flight Safety, Chief Information Officer, Chief Economist, Chief Legal Adviser, Chief Engineer, COO Flight Operations, Company Secretary and other senior management appointed by the Board."

(For further details of the proposed amendments to the Articles of Association, please refer to Appendix I)

Guangzhou, the People's Republic of China

30 April 2012

Notes:

1. Save for the inclusion of the newly proposed resolution, there are no other changes to the resolutions set out in the notice of AGM dated 13 April 2012. Please refer to the notice of AGM for the other resolutions to be passed at the AGM and other relevant matter.

2. Since the proxy form sent together with the circular dated 13 April 2012 (the "First Proxy Form") does not contain the proposed additional resolution as set out in this supplemental notice of AGM, a new proxy form (the "Second Proxy Form") has been prepared and is enclosed with this supplemental notice of AGM.

3. The Second Proxy Form for use at AGM is enclosed and is also published on the websites of the Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the AGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be).

4. A shareholder who has not yet lodged the First Proxy Form with the Company's H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. The Company's H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company's H Share registrar.

2

5. A shareholder who has already lodged the First Proxy Form with the Company's H Share registrar should note that:

   (i) If no Second Proxy Form is lodged with the Company's H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of AGM.

   (ii) If the Second Proxy Form is lodged with the Company's H Share registrar at or before 9:30 a.m. on Wednesday, 30 May 2012, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

   (iii) If the Second Proxy Form is lodged with the Company's H share registrar after 9:30 a.m. on Wednesday, 30 May 2012, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the AGM other than those referred to in the notice convening the AGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of AGM.

(6) Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.

3

APPENDIX I

FURTHER DETAILS OF THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1. THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

To meet the adjustments of organizational structure and management position of the Company, the Articles of Association is proposed to be amended (the "**Proposed Amendment**") as follows:

Original: "Article 16: For the purpose of the Articles of Association, other senior administrative officers of the Company refer to the vice president, chief financial officer, board secretary, general economist, chief engineer, chief pilot, general legal counsel and chief information officer."

To be amended as: "Article 16: For the purpose of the Articles of Association, other senior management of the Company refer to the Executive Vice President, Chief Financial Officer, Chief Pilot, COO Flight Safety, Chief Information Officer, Chief Economist, Chief Legal Adviser, Chief Engineer, COO Flight Operations, Company Secretary and other senior management appointed by the Board."

The Proposed Amendment is subject to the approval of the shareholders of the Company (the "**Shareholders**") at the AGM and will become effective after registration with the relevant government authorities in the PRC.

2. RECOMMENDATION

The Directors believe that all the resolutions (including the resolution relating to the Proposed Amendment) proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and the shareholders as a whole. Accordingly, the Directors recommend that the shareholders should vote in favour of the resolutions to be proposed at the AGM as set out in the notices of AGM.

As no Shareholder has a material interest in the Proposed Amendment, no Shareholder is required to abstain from voting on the resolution to approve the Proposed Amendment at the AGM.

3. RESPONSIBILITY STATEMENT

This supplemental notice of AGM, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this supplemental notice of AGM is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this supplemental notice of AGM misleading.

4

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

The number of H Shares to which this proxy form relates[1]	

Second Form of Proxy for Annual General Meeting

I/We[2], ____,

residing at ____,

being the registered holder of[3] ______________________ ordinary shares of the Company, HEREBY APPOINT[4] ______________________, residing at ______________________

____,

as my/our proxy/proxies to attend on my/our behalf the annual general meeting ("AGM") of the Company to be held at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on Thursday, 31 May 2012 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below[5].

	Ordinary Resolutions	For[5]	Against[5]	Abstain[5]
1.	To consider and approve the Report of the Directors of the Company for the year 2011.			
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2011.			
3.	To consider and approve the audited consolidated financial statements of the Company for the year 2011.			
4.	To consider and approve the profit distribution proposal for the year 2011.			
5.	To consider and approve the appointment of KPMG as the international auditor of the Company for the year 2012 and KPMG Huazhen as the domestic auditor and internal control auditor of the Company for the year 2012 and authorize the Board to determine their remuneration.			
6.	To consider and approve the Company's acquisition of 10 Boeing B777-300ER aircraft.			
7.	To consider and approve the agreement supplemental to the financial services agreement entered into between Southern Airlines Group Finance Company Limited and the Company and the revision of the annual cap.			
	Special Resolutions	**For[5]**	**Against[5]**	**Abstain[5]**
8.	To authorise the Board to allot, issue and deal with additional shares of the Company.			
9.	To authorise the Board to increase the registered capital and make such appropriate and necessary amendments to the Articles of Association of the Company to reflect such increase in the registered capital of the Company under the general mandate granted in the above resolution "to authorise the Board to allot, issue and deal with additional shares of the Company".			
	Additional Special Resolution	**For[5]**	**Against[5]**	**Abstain[5]**
10.	To consider and approve the amendments to the Articles of Association of the Company (as set out in the supplemental notice of AGM dated 30 April 2012).			

Signature[7]: ______________________ Date: ______________________

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).
3. Please insert the number of all the Shares in the Company registered in your name(s).
4. If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.
5. If you wish to vote for any of the resolutions, please insert a "✓" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "✓" in the box marked "AGAINST"; or if you wish to abstain from voting for or against the resolution, please insert a "✓" in the box marked "ABSTAIN". If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the AGM. The shares abstained will be counted in the calculation of required majority.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.
7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM.
8. A proxy, on behalf of the Shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.
9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the AGM by the proxy of the Shareholder pursuant to Note 8.
10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(在中華人民共和國註冊成立的股份有限公司)

(Stock Code 股份代號：1055)

NOTIFICATION LETTER 通知信函

30 April 2012

Dear Non-registered holder [(1)],

China Southern Airlines Company Limited (the "Company")
— Notice of Publication of Supplemental Notice of Annual General Meeting ("Current Corporate Communications")

The English and Chinese versions of the Company's Current Corporate Communications are available on the Company's website at www.csair.com and the HKExnews's website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking "Investor" on the home page of our website, then selecting "Directorate Report" or "Other" and viewing them through Adobe® Reader® or browsing through the HKExnews's website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar") by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company's website at www.csair.com or the HKExnews's website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please send an email to csair.ecom@computershare.com.hk.

Yours faithfully,
For and on behalf of
China Southern Airlines Company Limited
Si Xianmin
Chairman

Note: (1) This letter is addressed to Non-registered holders of the Company only ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[(1)]:

中國南方航空股份有限公司(「本公司」)
— 股東周年大會補充通告(「本次公司通訊文件」)之發佈通知

本公司的本次公司通訊文件的中，英文版本已上載於本公司網站(www.csair.com)及香港交易所披露易網站(www.hkexnews.hk)，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，再在「業績報告」或「其他報告」下使用Adobe® Reader®開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司(「香港證券登記處」)(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票)。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.csair.com)或香港交易所披露易網站(www.hkexnews.hk)內下載。

如對本函內容有任何疑問，請電郵至csair.ecom@computershare.com.hk。

代表
中國南方航空股份有限公司
主席
司獻民
謹啟

2012年4月30日

附註：(1)此函件只向本公司之非登記持有人(「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊文件)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

Non-registered holder's information (English Name and Address)
非登記持有人資料(英文姓名及地址)

Request Form 申請表格

To: **China Southern Airlines Company Limited (the "Company")**
(Stock Code: 1055)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong

致： **中國南方航空股份有限公司(「本公司」)**
(股份代號：1055)
經香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company ("Corporate Communications") in the manner as indicated below:
本人／我們希望以下列方式收取　貴公司之公司通訊文件*(「公司通訊文件」)：
(Please mark ONLY ONE (X) of the following boxes)
(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐ to receive the **printed English version** of all Corporate Communications ONLY; OR
僅收取公司通訊文件之**英文印刷本；或**

☐ to receive the **printed Chinese version** of all Corporate Communications ONLY; OR
僅收取公司通訊文件之**中文印刷本；或**

☐ to receive both **printed English and Chinese versions** of all Corporate Communications.
同時收取公司通訊文件之**英文及中文印刷本**。

Contact telephone number
聯絡電話號碼

Signature(s)
簽名

Notes 附註：

1. Please complete all your details clearly.
請　閣下清楚填妥所有資料。
2. This letter is addressed to the Non-registered holders of the Company only ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
此函件只向本公司之非登記持有人(「非登記持有人」指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。
3. Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4. The above instruction will apply to the Corporate Communications to be sent to you until you notify the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.
上述指示適用於發送予　閣下之所有公司通訊，直至　閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。
5. For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

* *Corporate Communications includes but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

CSAH-30042012-3(0)

閣下寄回申請表格時，請將此郵寄標籤剪貼於信封上。
如在本港投寄毋須貼上郵票。
Please cut the mailing label and stick this on the envelope to return this Request Form to us.
No postage stamp necessary if posted in Hong Kong.

郵寄標籤 MAILING LABEL

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

27 April 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2012-010

ANNOUNCEMENT of the Board of DIRECTORS

OF

China Southern Airlines Company Limited

The board (the "Board") of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the provisions of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board passed the following resolution by means of written resolution on 27 April 2012:

Approved the appointment of Mr. Yuan Xifan as the Chief Engineer of China Southern Airlines Company Limited.

The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law of the People's Republic of China (the “Company Law”), and the Articles of Association of the Company(the “Articles of Association”).

Opinion of the Independent Directors:

The above candidate for the Chief Engineer of the Company fulfils the relevant qualifications as provided in the Company Law and the Articles of Association, its nomination and appointment procedures are in compliance with the provisions of the Company Law and Articles of Association, and we agree with such appointment approved by the Board.

Independent Directors:

Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le

The Board of

China Southern Airlines Company Limited

27 April 2012

Appendix: Resume of Mr. Yuan Xifan

Mr. Yuan Xifan, aged 50, graduated from Civil Aviation Institute of China majoring in aviation radio, and was subsequently awarded with the master’s degree in aviation safety management from the École Nationale de l'Aviation Civile (ENAC) and Ecole Nationale Superieure d'Ingenieurs de Construction Aeronautique (ENSICA) in France and an Executive Master of Business Administration (EMBA) degree from Tsinghua University, and is a senior engineer. Mr.Yuan began his career in 1982. Mr.Yuan served as the deputy director of repair and maintenance workshop of Guangzhou Aircraft Maintenance Engineering Co., Ltd., the deputy general manager of the aircraft maintenance engineering division, the director of quality management and director of integrated business management of aircraft maintenance engineering division of the Company, and the deputy general manager of MTU Maintenance Zhuhai Co., Ltd. Mr.Yuan served as the deputy general manager of Guangzhou Aircraft Maintenance Engineering Co., Ltd. from March 2009 to January 2011. Mr.Yuan has been the general manager of the aircraft engineering division of the Company since 2011. He is also a director of Guangzhou Aircraft Maintenance Engineering Co., Ltd.